January 6, 2007

William R. De Jonge
President
North American Insurance Leaders, Inc.
885 Third Avenue, 31st Floor,
New York, New York 10022

> **Re:** **North American Insurance Leaders, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed December 20, 2007**
> **File No. 1-32837**

Dear Mr. De Jonge:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Forecasts Concerning the Deep South Companies, page 53

1. If accurate, please revise the first paragraph to state that these are the projections that were provided to KBW for their use in providing financial advisory and investment banking services to NAIL.

2. Please revise to describe the assumptions on which these projections are based.

3. We note your statement that your results may differ materially from the projections due to factors that are beyond the ability of Deep South Companies or NAIL to control or predict.

Please revise to describe the types of factors or provide examples of the types of factors that may cause your results to differ from the projections.

4. It does not appear to be appropriate to include revenue projections without a corresponding net income(loss) projection. Please refer to Item 10 (b)(2) of Regulation S-K and revise as appropriate. Also, please address the issues regarding non-gaap financial information discussed in Item 10(e) of Regulation S-K.

Engagement of Keefe, Bruyette & Woods, Inc., page 67

5. Please revise page 69 to explain how the comparable companies were selected and how the comparable transactions were selected. If there were companies or transactions that met the selection criteria that were excluded from the analyses, please explain.

6. Please revise the list of comparable transactions to include the date of each identified transaction.

Engagement of StoneRidge Advisors and Fairness Opinion, page 71
Discounted Cash Flow Analysis, page 76

7. We note your revised disclosure indicating that StoneRidge determined equity value reference ranges for the Deep South Companies using growth rates ranging from 1.0% to 2.0% for the terminal value. The presentation to the Board of Directors dated August 1, 2007, however, shows that StoneRidge used growth rates ranging from 0.0% to 3.0%. In addition, the presentation to the Board shows an implied equity value reference range between $143.6 million and $244.2 million. Please revise your proxy statement to disclose the growth rates and range shown in the presentation to the Board or explain why the range of growth rates in the proxy disclosure should be limited from 1.0% to 2.0%.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ibolya Ignat at (202) 551- 3656 or Mary Mast at (202) 551- 3613 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Rex Adebanjo
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019

Lori Anne Czepiel
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019